UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Nickelytics, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

September 28, 2018

Physical Address of Issuer:

500 E. Kennedy Blvd., Suite 300, Tampa, FL 33602, United States of America

Website of Issuer:

https://www.nickelytics.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of five and four tenths percent (5.4%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$535,000

Deadline to reach the Target Offering Amount:

December 14, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

6

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$607,365	$252,832
Cash & Cash Equivalents	$208,844	$7,101
Accounts Receivable	$211,522	$43,975
Current Liabilities	$32,889	$104,512
Long-Term Liabilities	$423,094	$228,992
Revenues	$405,911	$114,394
Cost of Goods Sold	$2,000	$15,064
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(297,807)	$(413,520)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Nickelytics, Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $535,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Subscription Amount is $150 and the Maximum Individual Subscription Amount is $200,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by December 14, 2022 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

In addition to the Offering, the Company may concurrently undertake to raise up to an additional $500,000 by offering to sell up to $500,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering").

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/nickelytics (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Company.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below:

(a) the quotient of $10,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $10,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Subscription Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company.   In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of five and four tenths percent (5.4%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases in the human population, including COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of capital stock to investors upon the conversion of any security convertible into shares of our capital stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized capital stock to be able to obtain funding by issuing shares of our capital stock or securities convertible into shares of our capital stock. We may also not have enough authorized capital stock to issue shares of capital stock to investors upon the conversion of any security convertible into shares of our capital stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on agreements with third parties to provide certain services, goods and technology necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, and technology owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods and technology on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, and technologies in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services or technology of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we are unsuccessful in adding users to our platform or if our platform users decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We have launched a platform for our marketplace. The size of our user base on the platform and our users' level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our platform and the services offered. If people do not perceive our platform or services to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active user base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the

Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the

Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Nickelytics began operations on March 17, 2017 as The Nickel Ride LLC, a Florida limited liability company. Nickel Ride Enterprises, Inc., a Delaware corporation, was formed on September 28, 2018 and in January 2019, The Nickel Ride LLC was merged into Nickel Ride Enterprises, Inc., leaving Nickel Ride Enterprises, Inc. as the surviving company. Nickel Ride Enterprises, Inc. subsequently changed its name to Nickelytics Inc. on August 20, 2019.

The Company is headquartered and qualified to conduct business in Florida. The Company sells its products and services in all 50 U.S. states and has pilots signed in Italy and Germany.

Business Plan

Nickelytics two-sided out-of-home advertising marketplace connects an extensive pool of inventory assets that can be managed, deployed, and measured through our self-service portal. We help connect the supply side of available out of home inventory to the demand side of advertisers interested in advertising in the real world.

We are building a two-sided marketplace between supply-side (inventory) and demand-side (advertisers). We make a commission on all transactions that happen on our marketplace: 15% Commission on existing OOH & Digital OOH Inventory and 50% Commission on newly created OOH Inventory.

The Company plans to significantly expand its business by increasing sales and marketing and investing in technology and product development. The Company aims to achieve profitability by 2025. The capital we raise here will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Marketplace offer	With our platform, advertisers can select the types of consumers they're interested in reaching, select the available inventory, and launch an out-of-home advertising campaign all through our portal.	B2B-Enterprise clients, small and medium-size clients, and advertising agencies.

Competition

The markets in which our products are sold are highly competitive.

Several key competitors have expanded into the out of home advertising marketplace model. Still, they have not made substantive improvements in simplifying out of home campaigns and focused on unlocking new inventory by leveraging underutilized assets such as park benches or individual vehicles. Our platform aims to be the most extensive inventory provider for launching out of home campaigns in the most popular cities to the most urban. Comments restricted to single page towns. We believe that nearly everything can become out of home advertising. Some of the key players are the following: Trax, Billups, Adquick, Adstruc, Adomni.

Customer Base

The platform will be utilized by B2B Brands, Companies, and Agencies interested in expanding their home brand presence. Based on the current market conditions, we envision this being the (65% enterprise customers, 35% SMB companies and government agencies).

Supply Chain

We obtain our developers from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

The Company currently does not own any registered patents or trademarks.

All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	5.4%	$1,350	5.4%	$28,890
Technology, Product Development and Operations (1)	39%	$9,750	39%	$208,650
Sales and Marketing (2)	55.6%	$13,900	55.6%	$297,460
Total	**100%**	**$25,000**	**100%**	**$535,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) We will continue to invest heavily in technology, product development and operations. We currently have a small engineering team that these funds will be used to hire at least two in-house engineers. Additionally, we will use these funds to hire two executives, a Chief Operating Officer and a Head of Digital/Partnership (EV partnerships).

(2) Our sales and marketing efforts are handled by a small team. We will use the proceeds to hire additional sales members and for targeted marketing efforts, including in digital and traditional advertising channels, to grow our market share.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Judah Longgrear	CEO, Co-Founder and Director	Nickelytics, Inc. - Co-Founder & CEO, 2018 - Present– Responsible for strategy, leadership and oversight and general CEO responsibilities	West Virginia University, B.S.J., Public Relations, 2013
Shama Keskar	CTO and Co-Founder	Nickelytics - Co-Founder & CTO, 2020 - Present. Responsible for technology development and strategic planning Senior Engineering Director, Aspiration, 2021 – Present Responsible for leading engineering teams and defining technical direction Senior Engineering Manager, Amazon, 2016 - 2020 Responsible for oversight of an engineering team that developed software to improve the customer experience	Attended Keller Graduate School of Management of DeVry University for MBA, Management Information Systems University of Mumbai, B.S., Nuclear Physics, Mathematics and Education, 1998

Biographical Information

<u>Judah Longgrear</u>: Judah is the Co-Founder and CEO of the Company. Before becoming the Co-Founder of the Company, Judah was the founder and CEO of The Nickel Ride. The Nickel Ride was an Eco-Friendly on-demand rideshare paid for by advertisers. This business grew to 5 cities of operation, 60 advertisers, and provided over 100,000 free rides to Southwest Florida. Previous to his most recent entrepreneurship endeavors, Judah enjoyed significant success in the corporate world while setting strategy, leading diverse, cross-functional teams, creative problem-solving, and building partnerships as a business development executive at companies like Salesforce, Netapp, and Gartner. Judah founded his first business at age 19, that was a coffee shop, and grew it 200% in revenue YOY. He later graduated with a Bachelors of Science in Public Relations from West Virginia University.

<u>Shama Keskar</u>: Shama is the Co-Founder and CTO of the Company. Shama has significant experience in leading engineering teams and technical development. She currently is the Senior Engineering Director at Aspiration and prior to joining the Company, Shama was a Senior Engineering Manager at Amazon. Shama has an MBA in Management Information Systems and also received a B.S. in Nuclear Physics, Mathematics and Education.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). Additionally, the Company has established the 2018 Stock Option Plan for which 2,000,000 shares are authorized for issuance thereunder. At the closing of this Offering, assuming only the Target Offering Amount is sold, 5,945,452 shares of Common Stock will be issued and outstanding. Additionally, the Company has 1,920,645 options to purchase Common Stock issued and outstanding and an additional 56,855 awards available for issuance under the 2018 Stock Option Plan. The Company also has a Warrant outstanding to purchase 315,000 shares of Common Stock.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	5,945,452
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	60.21%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	1,920,645*
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	19.45%

*A portion of these awards remain subject to vesting.

Type	Warrant to Purchase Common Stock
Shares Issuable Upon Exercise	315,000
Voting Rights	The holders of Warrants to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Warrants to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.19%

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$1,081,500*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $12,000,000, no discount rate**
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.12%

*Includes a $100,000 commitment from a venture capital firm, which is awaiting the execution of definitive documents (expected within 60 days of the date of this Offering).
**Two SAFEs in the amount of $110,000 (including the commitment described in * above) have a $6,500,000 valuation cap and another SAFE in the amount of $15,000 has a $5,000,000 valuation cap. Additionally, four SAFEs totaling $100,000 offer a discount rate of 20%.

Type of security	Convertible Notes
Amount Outstanding	$178,750
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	(a) Valuation Cap of $5,000,000; (b) Discount rate of 20%; and (c) Automatic conversion upon a qualified financing of not less than $250,000.
Interest Rate	5%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.96%

Type	Crowd SAFE (Simple Agreement for Future Equity)
Face Value	$397,921
Voting Rights	The holders of Crowd SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $6,500,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Crowd SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Crowd SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.07%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	SBA EIDL Loan
Amount Outstanding	$201,895
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $889 monthly, will begin as of December 2022. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	All assets.
Maturity Date	December 2050

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Judah Longgrear	3,934,973 shares of Common Stock.	66.18%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of August 9, 2022, the Company had an aggregate of $55,349 in cash and cash equivalents, leaving the Company with approximately 6 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Number of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFEs	$125,000	5 SAFEs	Product Development, Business Development	January 5, 2020; January 11, 2020; July 6, 2020; April 21, 2021; December 15, 2021	Section(4)(a)(2)
Convertible Notes	$178,750	2 Convertible Notes	Product Development, Business Development	January 31, 2020; December 28, 2021	Section (4)(a)(2)
Crowd SAFE	$397,921	1 Crowd SAFE	Product Development, Business Development	April 30, 2021	Reg. CF
Option to Purchase Common Stock	N/A	1,482,000*	N/A	March 1, 2021; March 31, 2021; April 30, 2021	Rule 701

*A portion of these awards were subsequently forfeited.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.nickelytics.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

/s/Judah Longgrear
_____
(Signature)

Judah Longgrear
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Judah Longgrear
_____
(Signature)

Judah Longgrear
_____
(Name)

Director
_____
(Title)

August 15, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

NICKELYTICS, INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Nickelytics, Inc.
Tampa, Florida

We have reviewed the accompanying consolidated financial statements of Nickelytics, Inc., which comprise the consolidated balance sheets as of December 31, 2021, and 2020, and the related consolidated statements of income, consolidated statements of equity and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Nickelytics, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
August 4, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.ITAX (1829) • WWW.BELLE.CPA

NICKELYTICS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 208,844	$ 7,101
Accounts receivable, net	211,522	43,975
TOTAL CURRENT ASSETS	420,366	51,076
PROPERTY AND EQUIPMENT		
Property and equipment, net	127,321	135,159
OTHER ASSETS		
Software development costs	59,678	60,272
Deposits	-	6,325
TOTAL OTHER ASSETS	59,678	66,597
TOTAL ASSETS	$ 607,365	$ 252,832

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 7,122	$ 640
SBA PPP loan	-	66,330
Notes payable - current portion	-	10,221
Accrued expenses	25,767	27,321
TOTAL CURRENT LIABILITIES	32,889	104,512
LONG-TERM LIABILITIES		
Note payable	201,895	91,900
Warrant liability	32,392	32,392
Convertible note	188,807	104,700
TOTAL LONG-TERM LIABILITIES	423,094	228,992
TOTAL LIABILITIES	455,983	333,504
SHAREHOLDERS' EQUITY		
Common stock, see note 8	59	55
Additional paid-in capital	113,782	109,286
Additional paid-in capital - SAFE obligations	1,379,421	956,500
Additional paid-in capital - stock options	173,498	71,058
Accumulated deficit	(1,515,378)	(1,217,571)
TOTAL SHAREHOLDERS' EQUITY	151,382	(80,672)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 607,365	$ 252,832

See independent accountant's review report and accompanying notes to financial statements.

NICKELYTICS, INC.
CONSOLIDATED STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ 405,911	$ 114,394
COST OF GOODS SOLD	2,000	15,064
GROSS PROFIT	403,911	99,330
OPERATING EXPENSES		
Amortization and depreciation	16,258	23,579
General and administrative	630,664	329,042
Product development	19,313	93,990
Sales and marketing	92,655	65,400
TOTAL OPERATING EXPENSES	758,890	512,011
NET OPERATING LOSS	(354,979)	(412,681)
OTHER INCOME/(EXPENSES)		
Other income	10,200	27,440
Interest expense	(15,352)	(4,700)
Forgiveness of SBA PPP loan	66,330	-
Other income/(expenses)	(4,006)	(23,579)
TOTAL OTHER INCOME/(EXPENSES)	57,172	(839)
NET LOSS	$ (297,807)	$ (413,520)

See independent accountant's review report and accompanying notes to financial statements.

NICKELYTICS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)

	Common Stock		Additional Paid-in Capital	Additional Paid-in Capital - SAFE obligations	Additional Paid-in Capital - stock options	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount					
BEGINNING BALANCE, JANUARY 1, 2020	5,464,973	$ 55	109,286	856,500	47,225	$ (804,051)	$ 209,015
Issuance of SAFE obligations	-	-	-	100,000	-	-	100,000
Vesting of stock options	-	-	-	-	23,833	-	23,833
Net loss	-	-	-	-	-	(413,520)	(413,520)
ENDING BALANCE, DECEMBER 31, 2020	5,464,973	$ 55	$ 109,286	956,500	71,058	$ (1,217,571)	$ (80,672)
Issuance of SAFE obligations	-	-	-	422,921	-	-	422,921
Issuance of common stock	480,479	4	4,496	-	(4,500)	-	-
Vesting of stock options	-	-	-	-	106,940	-	106,940
Net loss	-	-	-	-	-	(297,807)	(297,807)
ENDING BALANCE, DECEMBER 31, 2021	5,945,452	$ 59	$ 113,782	1,379,421	173,498	$ (1,515,378)	$ 151,382

See independent accountant's review report and accompanying notes to financial statements.

- 5 -

NICKELYTICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (297,807)	$ (413,520)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation expense	16,258	23,579
Forgiveness of SBA PPP loan	(66,330)	-
Stock compensation expense	106,940	23,833
(Increase) decrease in assets:		
Accounts receivable	(167,547)	(35,975)
Deposits	6,325	-
Other assets	-	17,876
Increase (decrease) in liabilities:		
Accounts payable	6,482	(2,860)
Accrued interest	15,352	4,700
Accrued expenses	(1,554)	27,321
CASH USED FOR OPERATING ACTIVITIES	(381,881)	(355,046)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(4,006)	(7,522)
Cash used for fixed assets	(3,820)	(18,584)
CASH USED FOR INVESTING ACTIVITIES	(7,826)	(26,106)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	78,750	100,000
Issuance of SBA PPP loan	-	66,330
Issuance of note payable, net of repayments	89,779	102,121
Issuance of SAFE obligations	422,921	100,000
CASH PROVIDED BY FINANCING ACTIVITIES	591,450	368,451
NET INCREASE (DECREASE) IN CASH	201,743	(12,701)
CASH AT BEGINNING OF YEAR	7,101	19,802
CASH AT END OF YEAR	$ 208,844	$ 7,101
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

NICKELYTICS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020
(unaudited)

1.   **Summary of Significant Accounting Policies**

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company").

The Company began operations on March 17, 2017, as The Nickel Ride LLC, a Florida limited liability company. Nickel Ride Enterprises, a Delaware corporation, was formed on September 28, 2018, and in January 2019, The Nickel Ride LLC was merged into Nickel Ride Enterprises, Inc., leaving Nickel Ride Enterprises, Inc. as the surviving company. Nickel Ride Enterprises, Inc. subsequently changed its name to Nickelytics, Inc. on August 20, 2019.

Due to the Company's being wholly owned by the same shareholders as The Nickel Ride LLC and both companies were used interchangeably before the merger. The financial statements hereafter are presented in a consolidated format as if merged since inception.

The Company specializes in an advertising solution through the use of combining advertising, ridesharing and vehicles.

Going Concern
Since Inception, the Company has relied on funds from SAFE obligations, convertible notes and common stock issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting
The consolidated financial statements include the accounts of Nickel Ride Enterprises, Inc. and Nickelytics, Inc. (collectively, the "Company). Nickel Ride Enterprises, Inc. are fully owned by Nickelytics, Inc. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, and 2020, the Company has recorded $10,000 as an allowance for doubtful accounts.

Software Development Costs
In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the Nickelytics platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company began amortizing the costs of the software in 2019 and recorded $4,600 in amortization expense during the years ending December 31, 2021, and 2020.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual

See independent accountant's review report.

1.   **Summary of Significant Accounting Policies (continued)**

Software Development Costs (continued)
disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021, and 2020.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three to seven years, while vehicles are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Florida.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)
Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling access to a mobile application. The Company's payments are generally collected upfront. For years ending December 31, 2021 and 2020 the Company recognized $405,911 and $114,394 in revenue, respectively.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments.

1.   Summary of Significant Accounting Policies (continued)

Stock Compensation Expense (continued)
The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2021, and 2020 was $106,940 and $23,833, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases.* The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The Company is still evaluating the effect of this revision on the Company's financial statements.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

The Company entered into one equipment lease. The equipment lease was signed on November 9, 2018, for a 48-month agreement with a remaining balance of $21,837 as of December 31, 2021.

3. **Property and Equipment**

Property and equipment consisted of the following at December 31, 2021, and 2020:

Property and equipment at cost:	2021	2020
Office Equipment	$ 13,955	$ 13,067
Motor Vehicles	155,925	155,925
	169,880	168,992
Less: Accumulated depreciation	(42,559)	(33,833)
Total	$ 127,321	$ 135,159

4. **Convertible Notes**

During 2021 and 2020, the Company issued a total of two convertible promissory notes for a total of $178,750. The notes carry 5% APRs and maturity dates in 2022-2023.

The convertible promissory notes are unsecured and are convertible into shares of the Company's preferred stock upon a subsequent qualified financing event of at least $250,000 - $1,000,000, sale of the company or at the maturity date.

In the event of a qualified financing event the notes and accrued interest are convertible into a price per share equal to the lesser of (i) 80% of the price per share paid by the other purchasers of the preferred stock sold in the qualified financing and (ii) an amount obtained by dividing 5,000,0000 by the fully diluted capitalization of the Company. In the event that a qualified financing does not occur, the notes and accrued interest are convertible into the number of shares obtained by dividing 5,000,000 by the fully diluted capitalization of the Company. In the event of a conversion upon change of control, the notes and accrued interest are either due and payable immediately prior to the closing or convert the same way it would upon maturity.

5.   **Notes Payable**

Debt consisted of the following at December 31, 2021, and 2020:

	2021	2020
Contract note payable; interest at 29.71% per annum, maturing in December 2023, monthly payment of $179, collateralized by Company assets.	$ -	$ 4,221
Contract note payable; interest at 16.67% per annum, maturing in January 2021, balloon payment of $6,000, uncollateralized.	-	6,000
Contract note payable via an SBA EIDL loan; interest at 3.75% per annum, maturing in December 2050, monthly payment of $889 (deferred through December 2022), collateralized by all Company assets.	201,895	91,900
	201,895	102,121
Less: Current portion of notes payable	-	10,221
Long term portion of notes payable	201,895	91,900

Maturity of the notes payable is as follows:

December 31, 2022	$ -
December 31, 2023	3,712
December 31, 2024	3,854
December 31, 2025	4,001
December 31, 2026	4,154
Thereafter	186,174
	$ 201,895

6.   **SBA PPP Loan**

In 2020, the Company received loan proceeds of $66,330 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

6.   **SBA PPP Loan (continued)**

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2021, the Company received notice from the SBA that the loan had been fully forgiven.

7.   **Warrants**

During 2019, the Company issued 315,000 warrants to a founder of the Company in exchange for services rendered. The warrants entitle the holder to purchase one share of common stock at an exercise price equal to $0.01 per share at any time on or after the "Initial Exercise Date" and on or prior to the close of business on January 9, 2029 (the "Termination Date"). The Company determined that these warrants are free standing financial instruments that are legally detachable and separately exercisable from the common stock included in the public share offering. Management also determined that the warrants are callable for cash upon a fundamental transaction at the option of the holder and as such required classification as a liability pursuant to ASC 480 "Distinguishing Liabilities from Equity". In accordance with the accounting guidance, the outstanding warrants are recognized as a warrant liability on the balance sheet and are measured at their inception date fair value and subsequently re-measured at each reporting period with changes being recorded as a component of other income in the statement of operations.

The fair value of the warrant liabilities was measured using the Black-Scholes model. Significant inputs into the model at the inception and reporting period measurement dates are as follows:

7. **Warrants (continued)**

    Warrant Calculation

Stock Price	$	0.20
Exercise Price	$	0.01
Time to Maturity (years)		10
Annual Risk-Free Interest Rate		1.52%
Annualized Volitility		125%
Fair value of warrants	$	0.1984

    The warrants outstanding and fair values at each of the respective valuation dates are summarized below:

	Warrants Outstanding		Fair Value per Share		Fair Value
Fair value at initial measurement date:	315,000	$	0.1984	$	62,496
Fair value at December 31, 2019:	315,000				62,496
Fair value at December 31, 2020 & 2021:	315,000	$	0.1984	$	62,496

    The warrant liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about future activities and the Company's stock prices and historical volatility as inputs. During the years ending December 31, 2021, and 2020, none of the warrants have been exercised.

8. **Equity**

    Common Stock
    Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.00001 par value per share. As of December 31, 2021, and 2020, 5,945,452 and 5,464,973 shares have been issued and are outstanding, respectively.

    Equity Incentive
    The Company's 2019 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 2,000,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2021, 1,920,645 shares have been issued under the Plan.

8.   **Equity (continued)**

SAFE Obligations
Since inception, the Company issued several Simple Agreements for Future Equity ("SAFEs") totaling $981,500. The agreements state if there is an equity financing before the termination of the SAFE, on the initial closing of an equity financing of at least $2,500,000, this SAFE will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock. The SAFEs have valuation caps between $5,000,000 and $12,000,000 and discount rates of 0% to 80%.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

Additionally, in April 2021, the Company conducted a Regulation CF offering and issued $397,921 in Crowd SAFE obligations ("Crowd SAFEs"). The Crowd SAFE terms provide for a valuation cap of $6,500,000 and may be converted at the option of the Company upon an equity financing resulting in gross proceeds to the Company of at least $1,000,000 or automatically upon a liquidity event.

As of December 31, 2021, no SAFE agreements or Crowd SAFEs had been converted into equity, nor had any terminated or expired based on the terms of the agreements. As of December 31, 2021 and 2020, the Company had $1,379,421 and $956,500 of SAFE and Crowd SAFE obligations outstanding, with valuation caps between $5,000,000 - $12,000,000 and discount rates of 0% - 80%.

The Company accounts for the SAFE and Crowd SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2021 and 2020 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the years ended December 31, 2021 and 2020.

9.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on September 28, 2018 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

10.   **Subsequent Events**

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $535,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

10. <u>**Subsequent Events (continued)**</u>

Crowdfunding Offering (continued)
The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Managements Evaluation
The Company has evaluated subsequent events through August 4, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

NICKELYTICS, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], Nickelytics, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $10,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in

accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or

(ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to <u>Section 1(b)</u> or <u>Section 1(c)</u>.

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible

Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of <u>Section 5(a)</u> will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of <u>Section 5(a)</u> and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with <u>Section 5(a)</u> or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in <u>Section 5(a)</u>):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer (**"KYC"**) and anti-money laundering (**"AML"**) policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Tampa, Florida. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the

Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

NICKELYTICS, INC.

By:
Name: Judah Longgrear
Title: Chief Executive Officer
Address: 500 E. Kennedy Blvd., Suite 300, Tampa, FL 33602
Email: judah@nickelytics.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by NICKELYTICS, INC. (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion ("**Custodial Conversion**"). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Nickelytics, Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Youngro Lee, President

Date:

COMPANY:

Nickelytics, Inc.

By:

Name: Judah Longgrear, CEO

Date:

EXHIBIT C

Testing the Waters Communications

Sent in emails

Hi **X**

Nickelytics is incredibly excited to be launching our second offering on Republic! Since you've last invested, we've accomplished:

- **$628.7K YTD Revenue | 59% YoY Growth**
- **$343.2K Q2 Revenue | 84% YoY Growth**
- **Partners with world-class brands and agencies including Nationwide, Amtrust, Compass, Caesars, and The University of Tennessee**

We've solidified our product-market fit, and we're now continuing to scale our business to bring our digital OOH ad platform to rapidly growing EV charging station networks and accelerate our demand-side growth.

We will officially be announcing the launch in early August (with several other exciting updates) but in the meantime *head to* republic.com/nickelytics *to reserve a spot in our next offering and increase your stake in Nickelytics's journey, we're glad to have you along for the ride!*

Generic Reg CF Disclaimer:

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.



Judah from Nickelytics
Sent19 hours ago

Nickelytics Q2 2022 Updates!

Hi friends! 👏🏻

Nickelytics team here to share our quarterly update (an exciting what might we add!)
First, we're thrilled to announce a strategic investment and partnership from BDev
Ventures, the venture capital investment firm launched by the founders of BairesDev.



Through the strategic partnership, BDev Ventures will make an equity investment into
Nickelytics and implement the *WinDifferent Growth Platform*, a proprietary and
game-changing sales framework that helps companies significantly accelerate sales
growth and equity value creation.

"BDev Ventures provides tangible value to our partners, we are not passive capital," said Matt Wilson, Co-Founder and Managing Partner of BDev Ventures. "We anticipate that the WinDifferent Growth Platform will significantly expand Nickelytics' sales pipeline and translate into explosive revenue growth. We are very excited to work with Judah, Shama and the entire team to greatly expand Nickelytics' customer base as they scale the company."

Back by popular demand! Republic, round 2



After initially raising >$390K from nearly 1K investors, we're excited to share that we're launching another Republic round! With that original investment, we have significantly grown our business and are eager to give investors and partners another chance to support our growth. Republic platform provides an excellent way for us to drive growth while raising capital.

Head to republic.com/nickelytics to reserve a spot in our next offering and increase your stake in Nickelytics's journey.

More (good) news on our Republic round!

angels + entrepreneurs
network

Thanks to our continued growth since they initially endorsed our first Republic raise, they've invited us back to do an exclusive "hot seat interview" with the Advisory Board and successful entrepreneur Quinn Conyers.

Our initial endorsement is scheduled to go out next week, and thanks to their 100K+ plus retail investors, we should see a significant uptick in momentum from there.

Neil Patels & Daymond Jones investor group Angels & Entrepreneurs!

Q2 Recap & Highlights

$628.7K YTD Revenue | 59% YoY Growth

$343.2K Q2 Revenue | 84% YoY Growth

Closed multiple advertising contracts for Serve Robotics partnership for Downtown LA.

Closed advertising contracts with Everpresent, Beverly & Co, Ponce Law & Virginia Museum of History

Operating Metrics 📊



Quarterly Revenue

$ 400,000			
$ 300,000			
$ 200,000			
$ 100,000			
$ -			
Q3 2021	Q4 2021	Q1 2022	Q2 2022



Total Revenue - YTD

$628.7K

vs. Last Year
+59%

Total Revenue - Q2

$343.2K

vs. Last Year
+84%

Net Burn Rate

- $17.3K

Op. Profit	**+ $173K**
CLV	**$ 125K**
CAC	**$ 7.4K**

Live Campaigns 📸

📍 St Louis



📍 Kansas City



📍 Cincinatti



📍 Buffalo



📍 Raleigh



Community Ask

Help us amplify our Republic raise by sharing our round with any of your connections you think might be a fit for what we're building.

Our test the water page is live, and you can *Head to* republic.com/nickelytics *to reserve a spot in our next offering and increase your stake in Nickelytics's journey.*

Additionally, please share our social, PR, and other marketing messages going live in the next couple of weeks to help increase our reach.

Thank you all.

Judah, Shama and the Nickelytics team.

Generic Reg CF Disclaimer:

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

 Republic

Company
Name   Nickelytics

Logo

Headline   Connecting mobility + technology + hyperlocal out-of-home advertising



Slides



Tags $1M+ raised, B2B, Companies, Adtech, Coming Soon, Crowd SAFE

Summary

- $628.7K YTD Revenue | 59% YoY Growth
- $343.2K Q2 Revenue | 84% YoY Growth
- $1.5M pre-seed capital raised from top-tier investors including Techstars
- Launch OOH ad campaigns as easily as posting a Facebook ad
- Ads are wrapped on gig economy driver vehicles & autonomous robots
- Track, measure, & optimize campaign performance in real-time
- Featured in Forbes, Entrepreneur inc, Techcrunch, Smart Cities Dive, ETC.

Custom

Click here for important information regarding Financial Projections which are not guaranteed.

Problem

**Advertisers can
see 600% ROI when using out-of-home advertising***



*Source: (2017) Out of Home Advertising Association of America

But the out-of-home advertising can present challenges for advertisers:



- Campaigns are complex to launch
- Inventory is fragmented and difficult to find
- Measuring ROI is difficult





Solution



WGU
wgu.edu

With Nickelytics, brands can launch hyperlocal out-of-home advertising campaigns

as easily as they would post a Facebook Ad.



- Simple setup
- Measurable results
- Scalable Ad Spend







NICKELYTICS
Good Morning, John
Campaign Overview
+ CREATE NEW CAMPAIGN
VIEW ALL
Lacuna teaser
6,399,420
ESTIMATED TOTAL NUMBER OF IMPRESSIONS
43,230
TYPES OF CONSUMERS LIKELY EXPOSED
$2
CPM
61
NUMBER OF CONVERSIONS
$154,000
REVENUE GENERATED
Foot Traffic
Web Conversions
Direct Responsive
St. Petersburg



How it works



Define your target audience and set your campaigns location

Professional in-house design support and selection of professional drivers

Track your campaign results in real time

Retarget and Convert. Calculate return on adspend

—

We've unlocked a new asset class
and turned it into a hyper-local and measurable Out Of Home Advertising medium.

Average **~$2.10 CPM** per advertiser campaign.



Product

Today's model:
Mobile out-of-home vehicles

—
Gig drivers & fleet operators

We wrap (physical wrap) gig economy driver vehicles that travel at least 42 miles daily through busy city streets.

Our 15,000+ driver database includes drivers from:



Grubhub | Uber | Instacart | Lyft
—
Autonomous delivery robots

We wrap self-driving sidewalk delivery robots that travel at least 10-12 hours per day.

Our 100 robot inventory in LA is rapidly growing.



—
Track, measure, and optimize your campaign performance with real-time attribution and measurement

With Nickelytics, advertisers can track and attribute website visits, store visits, app downloads, and other conversions to gain a better understanding of the performance of their campaigns.



Real-time Tracking   Impression &   Attribution reporting

Demographic Data

Traction

Nickelytics by the numbers

59% YoY revenue growth



Quarterly Revenue
$ 400,000
$ 300,000
$ 200,000
$ 100,000
$ -
Q3 2021
Q4 2021
Q1 2022
Q2 2022

Total Revenue - YTD

$628.7K

vs. Last Year
+59%

Total Revenue - Q2

$343.2K

vs. Last Quarter
+20%

vs. Last Year
+212%

Net Burn Rate

- $17.3K

Op. Profit	+ $173K
CLV	$ 125K
CAC	$ 7.4K

Pitch text

Customers

We've run OOH campaigns with some of the top brands and agencies in the industry





Nationwide
THE UNIVERSITY OF TENNESSEE KNOXVILLE
AmTrust FINANCIAL
WesBanco
ORCA
The PENNY HOARDER
COMPASS
GREYSTAR
The Global Leader in Rental Housing
FKQ
billups
ECHO DELTA
A DIVISION OF CNP
VISTRA
Wilkins
brandmuscle
HAWKEYE
EPSILON
PUBLICIS GROUPE
P
Talon

"After the first car rolled out, we immediately received excellent feedback and recognition of our messaging. Additionally, their accurate tracking metrics allowed us to target audiences and measure impressions, which is a important piece for measuring campaign results.

-James Kelleher. Kelleher Law Firm, Founding Partner



> From the quality and accessibility of our representative to the on-the-fly management of our campaign, Nickelytics has over-delivered every step of our partnership. The ability to get quality OOH exposure in metro areas where traditional billboards are unavailable, out of sight, or expensive is no small task; and yet, Nickelytics continues to show us that it is both possible and painless.
>
> **Katrina Hill. Echo Delta, Director of Strategy and Media**



Case study: AmTrust

AmTrust—a Fortune 500 company—ran a test campaign with Nickelytics in 2021 in NYC.

They saw more than 7.4 million impressions, with an effective CPM of $2.69—which powered one of their best digital campaigns via retargeting. After seeing the measurable results that Nickelytics provided, they renewed from 5 vehicles to 60 vehicles in 2022 across 4 major metros.

Hunter Hoffmann • 1st
Chief Marketing Officer • CMO
8mo • Edited •
AmTrust Financial Services, Inc. is taking it to the streets of New York City as part of an integrated marketing campaign in partnership with Nickelytics. In New York, and across the US, AmTrust is your partner for business insurance.
#amtrustinsured #smallbusiness #amtrustinspired #nyc #insurance
SMALL
BUSINESS IS OUR
BUSINESS



Business Model

Nickelytics keeps 70% of ad revenue

Revenue Model
$550-$5000 per vehicle/per month
Minimum
10 vehicle deployment
Minimum
3 month contract
Ad-revenue
Inventory provider (Driver/Fleet Operator)
30%
Nickelytics
70%
Brands can purchase online retargeting as an add-on to any OOH campaigns we deploy for an $1,500 per month fee
(75% Gross Margin)

Market

Massive opportunity

Total Available Market

– Global Commission on Outdoor Advertising

$40 Billion

Serviceable Addressable Market

– OOH Assets US & Canada w/ Scalable Supply[2]

$28.7 Billion

Serviceable Obtainable Market

– US & Canada Gig-Driver + Digital OOH EV Charging Network Ad Commission[1]

$5 Billion

Competition

First movers in the Digital Out-Of-Home EV landscape

We are first-to-market in helping established Electric Vehicle charging suppliers better subsidize their operations by integrating a proven revenue stream. This enables us to scale rapidly, as our partnership will give us exclusivity for top sought-after locations.

- **Connecting Mobility OOH**
  We specifically target the emerging sector of mobility + public good. We integrate our technology with the latest Out Of Home inventory to capture consumers on the go.
- **Unfair advantage**
  We are the only platform to connect predictive analysis, machine learning, and an integrated programmatic buying platform to streamline the entire OOH buying process.



Vision And Strategy

Planning for expansion with digital signage, mobility & digitalization

TODAY	Digital Signage Systems	Mobility & Digitalization
• Automated self-service Platform	• Launch DOOH solution at EV charging stations in Florida	• Begin partnering with large land-owners to roll out DOOH EV displays at prime locations nationwide
• Automated predictive analysis models	• Launch DOOH solution at EV charging stations in California	• Begin exploring other digital OOH products: digital displays for EV cars, Ecargo Bikes, E-robots, EV Autonomous vehicles.
• Data & analytics measurement platform	• Launch DOOH solution at EV charging stations in NYC.	
• Operations & quality control cashboard		
• Gig economy + hyper local OOH ad platform		

—

Next segment:
Integrating advertising into the electric vehicle charging network



The EV charging network is poised to explode from its current **40K** public chargers to **>500K** by 2030.

Our programmatic Digital Out Of Home platform connects electric vehicle charging providers to advertising revenue.

Unit economics:

- By partnering with Nickelytics, we help offset the electric vehicle providers' network operating expenses significantly.

- By partnering with Nickelytics, we help offset the electric vehicle providers' network operating expenses significantly.
- We provide a turnkey solution for ev charging companies interested in generating advertising revenue at their top EV charging sites.
- According to Statista, the current gas station advertising industry grew to $1.2B in 2020.



$1000 per sign average

(every 4 weeks)

Ad-revenue
EVSE Provider, $300/month
30%
Nickelytics $700/month
70%



Our mission has always been to leverage existing and improving networks. We've already helped countless rideshare drivers earn supplemental income to cover costly expenses.

With our growth into the DOOH EV charging space, we can help speed the adoption of EV charging networks by lowering the operational costs for site owners/hosts as we share a percentage of the ad revenue generated from our screens.

We believe the future of automotive is electric, and we're positioned to help foster the next generation of "smart gas station tv" with our DOOH solutions.



NICKELYTICS

Funding

$1.5M previously raised from top-tier angels and institutional investors











techstars_

AngelList

Republic

techstars SMART MOBILITY ACCELERATOR

Compagnia di San Paolo · Fondazione CRT · INTESA SANPAOLO INNOVATION CENTER · OGRTech

Brian Samelson
Investor

Martin Olyczyk
Investor

Managing Director, Two39 Ventures

Managing Director, Techstars Smart Mobility



Ryan Bowie
Investor

Board Director @ Atlanta Technology Angels



Mike Walsh
Investor

Early Uber investor, MD @ Structure Capital

Jeroen Bertrams
Investor

Investor @ Flood.Ventures and the W3B.vc Fund.

Dan Curran
Investor

Top 10 Forbes Super Angel

Founders

A combined 20 years of adtech leadership at Google, Amazon, Salesforce, Gartner, and Linkedin



Judah Longgrear
Co-Founder, CEO

Sales & Business Development Leadership





Shama Keskar
Co-Founder, CTO

Seasoned Tech Leader worked on Google-Ads team



Forbes NEXT 1000
salesforce
techstars
NetApp
Gartner.

Google amazon
Linked in
VISA

Summary

Nickelytics, a *Techstars '20*-backed startup, is a platform that makes launching hyper-local Out-Of-Home advertising as simple, scalable, and measurable as posting online ads.

We've solidified our product-market fit, and we're now seeking new funding to continue to scale our business and bring our digital OOH ad platform to rapidly growing EV charging station networks, and accelerate our demand-side growth.

 Judah Longgrear Cofounder & CEO

Jasmin Ferraz Business Development

Shama Keskar Cofounder & CTO

Nate Lewis Senior Software Engineer

Team  Ricky Wang Software Engineer

John Joseph Ranara Operations

Christopher Joyce Director Sales

Carlo Chica Director of Operations

Saurav Bhandari, Fractional CFO

$250 Nickelytics Bumper Sticker (U.S. Shipping Only)
$500 Nickelytics Bumper Sticker Nickelytics T-shirt (U.S. Shipping Only)
$1,200 Nickelytics Bumper Sticker Nickelytics Travel Mug Nickelytics T-shirt (U.S. Shipping Only)
$2,200 Nickelytics Bumper Sticker Nickelytics Travel Mug Nickelytics Hoodie (U.S. Shipping Only)
Perks $5,000 Nickelytics Sticker Nickelytics Travel Mug Nickelytics Hoodie Nickelytics T-shirt (U.S. Shipping Only)
$10,000 Nickelytics Sticker Nickelytics Travel Mug Nickelytics Hoodie Nickelytics T-shirt Zoom Meeting with Founding Team (U.S. Shipping Only)
$25,000 Nickelytics Sticker Nickelytics Travel Mug Nickelytis Hoodie 1-1 Zoom meeting with Founder Team Custom Car Wrap Decals for your Brand (U.S. Shipping Only)
$50,000 Nickelytics Sticker Nickelytics Travel Mug 50% off your first campaign on Nickelytics for your brand of choice 1-1 Zoom meeting with Founders of Nickelytics (U.S. Shipping Only)

FAQ



Republic

Company Name Nickelytics

Logo

Headline Connecting mobility + technology + hyperlocal out-of-home advertising



Slides



Tags $1M+ raised, B2B, Companies, Adtech, Coming Soon, Crowd SAFE

Summary

- $628.7K YTD Revenue | 59% YoY Growth
- $343.2K Q2 Revenue | 84% YoY Growth
- $1.5M pre-seed capital raised from top-tier investors including Techstars
- Launch OOH ad campaigns as easily as posting a Facebook ad
- Ads are wrapped on gig economy driver vehicles & autonomous robots
- Track, measure, & optimize campaign performance in real-time
- Featured in Forbes, Entrepreneur inc, Techcrunch, Smart Cities Dive, ETC.

Custom

*Click here for important information regarding Financial Projections which are not guaranteed.

Problem

**Advertisers can
see 600% ROI when using out-of-home advertising***



But the out-of-home advertising can present challenges for advertisers:



- Campaigns are complex to launch
- Inventory is fragmented and difficult to find
- Measuring ROI is difficult





Solution



WGU
wgu.edu

With Nickelytics, brands can launch hyperlocal out-of-home advertising campaigns

as easily as they would post a Facebook Ad.



- Simple setup
- Measurable results
- Scalable Ad Spend







NICKELYTICS
Good Morning, John
Campaign Overview
+ CREATE NEW CAMPAIGN
VIEW ALL
Lacuna teaser
6,399,420
ESTIMATED TOTAL NUMBER OF IMPRESSIONS
43,230
TYPES OF CONSUMERS LIKELY EXPOSED
$2
CPM
61
NUMBER OF CONVERSIONS
$154,000
REVENUE GENERATED
Foot Traffic
Web Conversions
Direct Responsive
St. Petersburg



How it works



Define your target audience and set your campaigns location

Professional in-house design support and selection of professional drivers

Track your campaign results in real time

Retarget and Convert. Calculate return on adspend

—

We've unlocked a new asset class
and turned it into a hyper-local and measurable Out Of Home Advertising medium.

Average **~$2.10 CPM** per advertiser campaign.



Product

Today's model:
Mobile out-of-home vehicles

—

Gig drivers & fleet operators

We wrap (physical wrap) gig economy driver vehicles that travel at least 42 miles daily through busy city streets.

Our 15,000+ driver database includes drivers from:



Grubhub | Uber | Instacart | Lyft

—

Autonomous delivery robots

We wrap self-driving sidewalk delivery robots that travel at least 10-12 hours per day.

Our robot inventory in LA is rapidly growing.



—

Track, measure, and optimize your campaign performance with real-time attribution and measurement

With Nickelytics, advertisers can track and attribute website visits, store visits, app downloads, and other conversions to gain a better understanding of the performance of their campaigns.



Traction

Nickelytics by the numbers

59% YoY revenue growth



Quarterly Revenue

Total Revenue - YTD

$628.7K

vs. Last Year
+59%

Total Revenue - Q2

$343.2K

vs. Last Quarter
+20%

vs. Last Year
+212%

Net Burn Rate

- $17.3K

Op. Profit	**+ $173K**
CLV	**$ 125K**
CAC	**$ 7.4K**

Pitch text

Customers

We've run OOH campaigns with some of the top brands and agencies in the industry





After the first car rolled out, we immediately received excellent feedback and recognition of our messaging. Additionally, their accurate tracking metrics allowed us to target audiences and measure impressions, which is a important piece for measuring campaign results.

-James Kelleher. Kelleher Law Firm, Founding Partner





> From the quality and accessibility of our representative to the on-the-fly management of our campaign, Nickelytics has over-delivered every step of our partnership. The ability to get quality OOH exposure in metro areas where traditional billboards are unavailable, out of sight, or expensive is no small task; and yet, Nickelytics continues to show us that it is both possible and painless.
>
> **Katrina Hill. Echo Delta, Director of Strategy and Media**



Case study: AmTrust

AmTrust—a Fortune 500 company—ran a test campaign with Nickelytics in 2021 in NYC.

They saw more than 7.4 million impressions, with an effective CPM of $2.69—which powered one of their best digital campaigns via retargeting. After seeing the measurable results that Nickelytics provided, they renewed from 5 vehicles to 60 vehicles in 2022 across 4 major metros.



Hunter Hoffmann • 1st
Chief Marketing Officer • CMO
8mo • Edited •
AmTrust Financial Services, Inc. is taking it to the streets of New York City as part of an integrated marketing campaign in partnership with Nickelytics. In New York, and across the US, AmTrust is your partner for business insurance.
#amtrustinsured #smallbusiness #amtrustinspired #nyc #insurance
SMALL
BUSINESS IS OUR
BUSINESS



Business Model

Nickelytics keeps 70% of ad revenue

Revenue Model
$550-$5000 per vehicle/per month
Minimum
10 vehicle deployment
Minimum
3 month contract
Ad-revenue
Inventory provider (Driver/Fleet Operator)
30%
Nickelytics
70%
Brands can purchase online retargeting as an add-on to any OOH campaigns we deploy for an $1,500 per month fee
(75% Gross Margin)

Market

Massive opportunity

Total Available Market

– Global Commission on Outdoor Advertising

$40 Billion

Serviceable Addressable Market

– OOH Assets US & Canada w/ Scalable Supply[2]

$28.7 Billion

Serviceable Obtainable Market

– US & Canada Gig-Driver + Digital OOH EV Charging Network Ad Commission[1]

$5 Billion

Competition

First movers in the Digital Out-Of-Home EV landscape

We are first-to-market in helping established Electric Vehicle charging suppliers better subsidize their operations by integrating a proven revenue stream. This enables us to scale rapidly, as our partnership will give us exclusivity for top sought-after locations.

- **Connecting Mobility OOH**
  We specifically target the emerging sector of mobility + public good. We integrate our technology with the latest Out Of Home inventory to capture consumers on the go.
- **Unfair advantage**
  We are the only platform to connect predictive analysis, machine learning, and an integrated programmatic buying platform to streamline the entire OOH buying process.



Vision And Strategy

Planning for expansion with digital signage, mobility & digitalization

TODAY	Digital Signage Systems	Mobility & Digitalization
• Automated self-service Platform	• Launch DOOH solution at EV charging stations in Florida	• Begin partnering with large land-owners to roll out DOOH EV displays at prime locations nationwide
• Automated predictive analysis models	• Launch DOOH solution at EV charging stations in California	• Begin exploring other digital OOH products: digital displays for EV cars, Ecargo Bikes, E-robots, EV Autonomous vehicles.
• Data & analytics measurement platform	• Launch DOOH solution at EV charging stations in NYC.	
• Operations & quality control cashboard		
• Gig economy + hyper local OOH ad platform		

—

Next segment:
Integrating advertising into the electric vehicle charging network



T   he EV charging network is poised to explode from its current **40K** public chargers to **>500K** by 2030.

Our programmatic Digital Out Of Home platform connects electric vehicle charging providers to advertising revenue.

<u>Unit economics:</u>

- By partnering with Nickelytics, we help offset the electric vehicle providers' network operating expenses significantly.

- By partnering with Nickelytics, we help offset the electric vehicle providers' network operating expenses significantly.
- We provide a turnkey solution for ev charging companies interested in generating advertising revenue at their top EV charging sites.
- According to Statista, the current gas station advertising industry grew to $1.2B in 2020.



$1000 per sign average
(every 4 weeks)

Ad-revenue



EVSE Provider, $300/month **30%**

Nickelytics $700/month **70%**

Our mission has always been to leverage existing and improving networks. We've already helped countless rideshare drivers earn supplemental income to cover costly expenses.

With our growth into the DOOH EV charging space, we can help speed the adoption of EV charging networks by lowering the operational costs for site owners/hosts as we share a percentage of the ad revenue generated from our screens.

We believe the future of automotive is electric, and we're positioned to help foster the next generation of "smart gas station tv" with our DOOH solutions.



Funding

$1.5M previously raised from top-tier angels and institutional investors









Brian Samelson
Investor



Martin Olyczyk
Investor

Managing Director, Two39 Ventures

Managing Director, Techstars Smart Mobility



Ryan Bowie
Investor

Board Director @ Atlanta Technology Angels



Mike Walsh
Investor

Early Uber investor, MD @ Structure Capital

Jeroen Bertrams
Investor

Investor @ Flood.Ventures and the W3B.vc Fund.



Dan Curran
Investor

Top 10 Forbes Super Angel

Founders

A combined 20 years of adtech leadership at Google, Amazon, Salesforce, Gartner, and Linkedin



Judah Longgrear
Co-Founder, CEO

Sales & Business Development Leadership



Shama Keskar
Co-Founder, CTO

Seasoned Tech Leader worked on Google-Ads team

Summary

Nickelytics, a *Techstars '20*-backed startup, is a platform that makes launching hyper-local Out-Of-Home advertising as simple, scalable, and measurable as posting online ads.

We've solidified our product-market fit, and we're now seeking new funding to continue to scale our business and bring our digital OOH ad platform to rapidly growing EV charging station networks, and accelerate our demand-side growth.

Team

	Judah Longgrear	Cofounder & CEO
	Jasmin Ferraz	Business Development
	Shama Keskar	Cofounder & CTO
	Nate Lewis	Senior Software Engineer
	Ricky Wang	Software Engineer
	John Joseph Ranara	Operations
	Christopher Joyce	Director Sales
	Carlo Chica	Director of Operations
	Saurav Bhandari,	Fractional CFO

Perks

$250 — Nickelytics Bumper Sticker (U.S. Shipping Only)
$500 — Nickelytics Bumper Sticker Nickelytics T-shirt (U.S. Shipping Only)
$1,200 — Nickelytics Bumper Sticker Nickelytics Travel Mug Nickelytics T-shirt (U.S. Shipping Only)
$2,200 — Nickelytics Bumper Sticker Nickelytics Travel Mug Nickelytics Hoodie (U.S. Shipping Only)
$5,000 — Nickelytics Sticker Nickelytics Travel Mug Nickelytics Hoodie Nickelytics T-shirt (U.S. Shipping Only)
$10,000 — Nickelytics Sticker Nickelytics Travel Mug Nickelytics Hoodie Nickelytics T-shirt Zoom Meeting with Founding Team (U.S. Shipping Only)
$25,000 — Nickelytics Sticker Nickelytics Travel Mug Nickelytis Hoodie 1-1 Zoom meeting with Founder Team Custom Car Wrap Decals for your Brand (U.S. Shipping Only)
$50,000 — Nickelytics Sticker Nickelytics Travel Mug 50% off your first campaign on Nickelytics for your brand of choice 1-1 Zoom meeting with Founders of Nickelytics (U.S. Shipping Only)

FAQ

 **Republic**

Company
Name   Nickelytics

Logo

Headline   Connecting mobility + technology + hyperlocal out-of-home advertising



Slides



Tags   Crowd SAFE, Companies, $1M+ raised, B2B, Coming Soon, Adtech
        Summary

- $628.7K YTD Revenue | 59% YoY Growth
- $343.2K Q2 Revenue | 84% YoY Growth
- $1.5M pre-seed capital raised from top-tier investors including Techstars
- Launch OOH ad campaigns as easily as posting a Facebook ad
- Ads are wrapped on gig economy driver vehicles & autonomous robots
- Track, measure, & optimize campaign performance in real-time
- Featured in Forbes, Entrepreneur inc, Techcrunch, Smart Cities Dive, ETC.

Custom

*Click here for important information regarding Financial Projections which are not guaranteed.

Problem

**Advertisers can
see 600% ROI when using out-of-home advertising***



*Source: (2017) Out of Home Advertising Association of America

But the out-of-home advertising can present challenges for advertisers:



- Campaigns are complex to launch
- Inventory is fragmented and difficult to find
- Measuring ROI is difficult





Solution



WGU
wgu.edu

With Nickelytics, brands can launch hyperlocal out-of-home advertising campaigns

as easily as they would post a Facebook Ad.



- Simple setup
- Measurable results
- Scalable Ad Spend







NICKELYTICS
Good Morning, John
Campaign Overview
+ CREATE NEW CAMPAIGN
VIEW ALL
Lacuna teaser
6,399,420
ESTIMATED TOTAL NUMBER OF IMPRESSIONS
43,230
TYPES OF CONSUMERS LIKELY EXPOSED
$2
CPM
61
NUMBER OF CONVERSIONS
$154,000
REVENUE GENERATED
Foot Traffic
Web Conversions
Direct Responsive
St. Petersburg



How it works



Define your target audience and set your campaigns location

Professional in-house design support and selection of professional drivers

Track your campaign results in real time

Retarget and Convert. Calculate return on adspend

—

We've unlocked a new asset class
and turned it into a hyper-local and measurable Out Of Home Advertising medium.

Average **~$2.10 CPM** per advertiser campaign.



Product

Today's model:
Mobile out-of-home vehicles

—

Gig drivers & fleet operators

We wrap (physical wrap) gig economy driver vehicles that travel at least 42 miles daily through busy city streets.

Our 15,000+ driver database includes drivers from:



Grubhub | Uber | Instacart | Lyft

—

Autonomous delivery robots

We wrap self-driving sidewalk delivery robots that travel at least 10-12 hours per day.

Our robot inventory in LA is rapidly growing.



—

Track, measure, and optimize your campaign performance with real-time attribution and measurement

With Nickelytics, advertisers can track and attribute website visits, store visits, app downloads, and other conversions to gain a better understanding of the performance of their campaigns.



Demographic Data

Traction

Nickelytics by the numbers

59% YoY revenue growth



Quarterly Revenue
$ 400,000
$ 300,000
$ 200,000
$ 100,000
$ -
Q3 2021
Q4 2021
Q1 2022
Q2 2022

Total Revenue - YTD
$628.7K
vs. Last Year
+59%
Total Revenue - Q2
$343.2K
vs. Last Quarter
+20%
vs. Last Year
+212%

Net Burn Rate
- $17.3K

Pitch text

Op. Profit
+ $173K
CLV
$ 125K
CAC
$ 7.4K

Customers

We've run OOH campaigns with some of the top brands and agencies in the industry





Nationwide
THE UNIVERSITY OF TENNESSEE KNOXVILLE
AmTrust FINANCIAL
WesBanco
ORCA
The PENNY HOARDER
COMPASS
GREYSTAR
The Global Leader in Rental Housing
FKQ
billups
ECHO DELTA
A DIVISION OF CNP
VISTRA
Wilkins
brandmuscle
HAWKEYE
EPSILON
PUBLICIS GROUPE
Talon

After the first car rolled out, we immediately received excellent feedback and recognition of our messaging. Additionally, their accurate tracking metrics allowed us to target audiences and measure impressions, which is a important piece for measuring campaign results.
-James Kelleher. Kelleher Law Firm, Founding Partner



> " From the quality and accessibility of our representative to the on-the-fly management of our campaign, Nickelytics has over-delivered every step of our partnership. The ability to get quality OOH exposure in metro areas where traditional billboards are unavailable, out of sight, or expensive is no small task; and yet, Nickelytics continues to show us that it is both possible and painless.
>
> **Katrina Hill. Echo Delta, Director of Strategy and Media**



Case study: AmTrust

AmTrust—a Fortune 500 company—ran a test campaign with Nickelytics in 2021 in NYC.

They saw more than 7.4 million impressions, with an effective CPM of $2.69—which powered one of their best digital campaigns via retargeting. After seeing the measurable results that Nickelytics provided, they renewed from 5 vehicles to 60 vehicles in 2022 across 4 major metros.



Hunter Hoffmann • 1st
Chief Marketing Officer – CMO
8mo • Edited • 🌐

AmTrust Financial Services, Inc. is taking it to the streets of New York City as part of an integrated marketing campaign in partnership with Nickelytics. In New York, and across the US, AmTrust is your partner for business insurance. #amtrustinsured #smallbusiness #amtrustinspired #nyc #insurance

Business Model

Nickelytics keeps 70% of ad revenue





Revenue Model

$550-$5000 per vehicle/per month

Minimum	Minimum
10 vehicle deployment	**3 month contract**

Ad-revenue

Inventory provider (Driver/Fleet Operator) — **30%**

Nickelytics **70%**

Brands can purchase online retargeting as an add-on to any OOH campaigns we deploy for an $1,500 per month fee (75% Gross Margin)

Market

Massive opportunity

Total Available Market
– Global Commission on Outdoor Advertising

$40 Billion

Serviceable Addressable Market
– OOH Assets US & Canada w/ Scalable Supply[2]

$28.7 Billion

Serviceable Obtainable Market
– US & Canada Gig-Driver + Digital OOH EV Charging Network Ad Commission[1]

$5 Billion

Competition

First movers in the Digital Out-Of-Home EV landscape

We are first-to-market in helping established Electric Vehicle charging suppliers better subsidize their operations by integrating a proven revenue stream. This enables us to scale rapidly, as our partnership will give us exclusivity for top sought-after locations.

- **Connecting Mobility OOH**
  We specifically target the emerging sector of mobility + public good. We integrate our technology with the latest Out Of Home inventory to capture consumers on the go.
- **Unfair advantage**
  We are the only platform to connect predictive analysis, machine learning, and an integrated programmatic buying platform to streamline the entire OOH buying process.



Vision And Strategy

Planning for expansion with digital signage, mobility & digitalization

TODAY	Digital Signage Systems	Mobility & Digitalization
• Automated self-service Platform	• Launch DOOH solution at EV charging stations in Florida	• Begin partnering with large land-owners to roll out DOOH EV displays at prime locations nationwide
• Automated predictive analysis models	• Launch DOOH solution at EV charging stations in California	• Begin exploring other digital OOH products: digital displays for EV cars, Ecargo Bikes, E-robots, EV Autonomous vehicles.
• Data & analytics measurement platform	• Launch DOOH solution at EV charging stations in NYC.	
• Operations & quality control cashboard		
• Gig economy + hyper local OOH ad platform		

—

Next segment:
Integrating advertising into the electric vehicle charging network



T   he EV charging network is poised to explode from its current **40K** public chargers to **>500K** by 2030.

Our programmatic Digital Out Of Home platform connects electric vehicle charging providers to advertising revenue.

<u>Unit economics:</u>

- By partnering with Nickelytics, we help offset the electric vehicle providers' network operating expenses significantly.

- By partnering with Nickelytics, we help offset the electric vehicle providers' network operating expenses significantly.
- We provide a turnkey solution for ev charging companies interested in generating advertising revenue at their top EV charging sites.
- According to Statista, the current gas station advertising industry grew to $1.2B in 2020.



$1000 per sign average
(every 4 weeks)

Ad-revenue



EVSE Provider, $300/month **30%**

Nickelytics $700/month **70%**

Our mission has always been to leverage existing and improving networks. We've already helped countless rideshare drivers earn supplemental income to cover costly expenses.

With our growth into the DOOH EV charging space, we can help speed the adoption of EV charging networks by lowering the operational costs for site owners/hosts as we share a percentage of the ad revenue generated from our screens.

We believe the future of automotive is electric, and we're positioned to help foster the next generation of "smart gas station tv" with our DOOH solutions.



Funding

$1.5M previously raised from top-tier angels and institutional investors









Brian Samelson
Investor



Martin Olyczyk
Investor

Managing Director, Two39 Ventures

Managing Director, Techstars Smart Mobility



Ryan Bowie
Investor

Board Director @ Atlanta Technology Angels



Mike Walsh
Investor

Early Uber investor, MD @ Structure Capital

Jeroen Bertrams
Investor

Investor @ Flood.Ventures and the W3B.vc Fund.

Dan Curran
Investor

Top 10 Forbes Super Angel

Founders

A combined 20 years of adtech leadership at Google, Amazon, Salesforce, Gartner, and Linkedin



Judah Longgrear
Co-Founder, CEO

Sales & Business Development Leadership



Shama Keskar
Co-Founder, CTO

Seasoned Tech Leader worked on Google-Ads team

Summary

Nickelytics, a *Techstars '20*-backed startup, is a platform that makes launching hyper-local Out-Of-Home advertising as simple, scalable, and measurable as posting online ads.

We've solidified our product-market fit, and we're now seeking new funding to continue to scale our business and bring our digital OOH ad platform to rapidly growing EV charging station networks, and accelerate our demand-side growth.

Team

	Judah Longgrear	Cofounder & CEO
	Jasmin Ferraz	Business
	Shama Keskar	Cofounder & CTO
	Nate Lewis	Technology
	Ricky Wang	Technology
	John Joseph Ranara	Operations
	Christopher Joyce	Sales
	Carlo Chica	Operations
	Saurav Bhandari,	Finance

Perks

$250   Nickelytics Bumper Sticker (U.S. Shipping Only)
$500   Nickelytics Bumper Sticker Nickelytics T-shirt (U.S. Shipping Only)
$1,200   Nickelytics Bumper Sticker Nickelytics Travel Mug Nickelytics T-shirt (U.S. Shipping Only)
$2,200   Nickelytics Bumper Sticker Nickelytics Travel Mug Nickelytics Hoodie (U.S. Shipping Only)
$5,000   Nickelytics Sticker Nickelytics Travel Mug Nickelytics Hoodie Nickelytics T-shirt (U.S. Shipping Only)
$10,000   Nickelytics Sticker Nickelytics Travel Mug Nickelytics Hoodie Nickelytics T-shirt Zoom Meeting with Founding Team (U.S. Shipping Only)
$25,000   Nickelytics Sticker Nickelytics Travel Mug Nickelytis Hoodie 1-1 Zoom meeting with Founder Team Custom Car Wrap Decals for your Brand (U.S. Shipping Only)
$50,000   Nickelytics Sticker Nickelytics Travel Mug 50% off your first campaign on Nickelytics for your brand of choice 1-1 Zoom meeting with Founders of Nickelytics (U.S. Shipping Only)

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment   here.


Republic

Company Name: Nickelytics

Logo

Headline: Connecting mobility + technology + hyperlocal out-of-home advertising



Slides



Tags: Crowd SAFE, Companies, $1M+ raised, B2B, Adtech, Coming Soon, Notable Angel backing

Summary

- $628.7K YTD Revenue | 59% YoY Growth
- $343.2K Q2 Revenue | 84% YoY Growth
- $1.5M pre-seed capital raised from top-tier investors including Techstars
- Launch OOH ad campaigns as easily as posting a Facebook ad
- Ads are wrapped on gig economy driver vehicles & autonomous robots
- Track, measure, & optimize campaign performance in real-time
- Featured in Forbes, Entrepreneur inc, Techcrunch, Smart Cities Dive, ETC.

Custom

[Click here for important information regarding Financial Projections](#) which are not guaranteed.

Problem

**Advertisers can
see 600% ROI when using out-of-home advertising***


600%

*Source: (2017) Out of Home Advertising Association of America

But the out-of-home advertising can present challenges for advertisers:



- Campaigns are complex to launch
- Inventory is fragmented and difficult to find
- Measuring ROI is difficult





Solution



WGU
wgu.edu

With Nickelytics, brands can launch hyperlocal out-of-home advertising campaigns

as easily as they would post a Facebook Ad.



- Simple setup
- Measurable results
- Scalable Ad Spend







NICKELYTICS
Good Morning, John
Campaign Overview
+ CREATE NEW CAMPAIGN
VIEW ALL
Lacuna teaser
6,399,420
ESTIMATED TOTAL NUMBER OF IMPRESSIONS
43,230
TYPES OF CONSUMERS LIKELY EXPOSED
$2
CPM
61
NUMBER OF CONVERSIONS
$154,000
REVENUE GENERATED
Foot Traffic
Web Conversions
Direct Responsive



How it works



Define your target audience and set your campaigns location

Professional in-house design support and selection of professional drivers

Track your campaign results in real time

Retarget and Convert. Calculate return on adspend

—

We've unlocked a new asset class
and turned it into a hyper-local and measurable Out Of Home Advertising medium.

Average **~$2.10 CPM** per advertiser campaign.



Product

Today's model:
Mobile out-of-home vehicles

—

Gig drivers & fleet operators

We wrap (physical wrap) gig economy driver vehicles that travel at least 42 miles daily through busy city streets.

Our 15,000+ driver database includes drivers from:



Grubhub | Uber | Instacart | Lyft

—

Autonomous delivery robots

We wrap self-driving sidewalk delivery robots that travel at least 10-12 hours per day.

Our robot inventory in LA is rapidly growing.



—

Track, measure, and optimize your campaign performance with real-time attribution and measurement

With Nickelytics, advertisers can track and attribute website visits, store visits, app downloads, and other conversions to gain a better understanding of the performance of their campaigns.



Traction

Nickelytics by the numbers

59% YoY revenue growth



Quarterly Revenue

Total Revenue - YTD

$628.7K

vs. Last Year
+59%

Total Revenue - Q2

$343.2K

vs. Last Quarter
+20%

vs. Last Year
+212%

Net Burn Rate

- $17.3K

Op. Profit	+ $173K
CLV	$ 125K
CAC	$ 7.4K

Pitch text

Customers

We've run OOH campaigns with some of the top brands and agencies in the industry




After the first car rolled out, we immediately received excellent feedback and recognition of our messaging. Additionally, their accurate tracking metrics allowed us to target audiences and measure impressions, which is a important piece for measuring campaign results.

-James Kelleher. Kelleher Law Firm, Founding Partner



>
>
> From the quality and accessibility of our representative to the on-the-fly management of our campaign, Nickelytics has over-delivered every step of our partnership. The ability to get quality OOH exposure in metro areas where traditional billboards are unavailable, out of sight, or expensive is no small task; and yet, Nickelytics continues to show us that it is both possible and painless.
>
> **Katrina Hill. Echo Delta, Director of Strategy and Media**



Case study: AmTrust

AmTrust—a Fortune 500 company—ran a test campaign with Nickelytics in 2021 in NYC.

They saw more than 7.4 million impressions, with an effective CPM of $2.69—which powered one of their best digital campaigns via retargeting. After seeing the measurable results that Nickelytics provided, they renewed from 5 vehicles to 60 vehicles in 2022 across 4 major metros.



Hunter Hoffmann · 1st
Chief Marketing Officer – CMO
8mo · Edited · 🌐

AmTrust Financial Services, Inc. is taking it to the streets of New York City as part of an integrated marketing campaign in partnership with Nickelytics. In New York, and across the US, AmTrust is your partner for business insurance. #amtrustinsured #smallbusiness #amtrustinspired #nyc #insurance



Business Model

Nickelytics keeps 70% of ad revenue

Revenue Model

$550-$5000 per vehicle/per month

Minimum
10 vehicle deployment

Minimum
3 month contract

Ad-revenue

Inventory provider (Driver/Fleet Operator)
30%

Nickelytics
70%

Brands can purchase online retargeting as an add-on to any OOH campaigns we deploy for an $1,500 per month fee
(75% Gross Margin)

Market

Massive opportunity

Total Available Market

– Global Commission on Outdoor Advertising

$40 Billion

Serviceable Addressable Market

– OOH Assets US & Canada w/ Scalable Supply[2]

$28.7 Billion

Serviceable Obtainable Market

– US & Canada Gig-Driver + Digital OOH EV Charging Network Ad Commission[1]

$5 Billion

Competition

First movers in the Digital Out-Of-Home EV landscape

We are first-to-market in helping established Electric Vehicle charging suppliers better subsidize their operations by integrating a proven revenue stream. This enables us to scale rapidly, as our partnership will give us exclusivity for top sought-after locations.

- **Connecting Mobility OOH**
  We specifically target the emerging sector of mobility + public good. We integrate our technology with the latest Out Of Home inventory to capture consumers on the go.
- **Unfair advantage**
  We are the only platform to connect predictive analysis, machine learning, and an integrated programmatic buying platform to streamline the entire OOH buying process.



Vision And Strategy

Planning for expansion with digital signage, mobility & digitalization

TODAY	Digital Signage Systems	Mobility & Digitalization
• Automated self-service Platform	• Launch DOOH solution at EV charging stations in Florida	• Begin partnering with large land-owners to roll out DOOH EV displays at prime locations nationwide
• Automated predictive analysis models	• Launch DOOH solution at EV charging stations in California	• Begin exploring other digital OOH products: digital displays for EV cars, Ecargo Bikes, E-robots, EV Autonomous vehicles.
• Data & analytics measurement platform	• Launch DOOH solution at EV charging stations in NYC.	
• Operations & quality control cashboard		
• Gig economy + hyper local OOH ad platform		

—

Next segment:
Integrating advertising into the electric vehicle charging network



T   he EV charging network is poised to explode from its current **40K** public chargers to **>500K** by 2030.

Our programmatic Digital Out Of Home platform connects electric vehicle charging providers to advertising revenue.

<u>Unit economics:</u>

- By partnering with Nickelytics, we help offset the electric vehicle providers' network operating expenses significantly.

- By partnering with Nickelytics, we help offset the electric vehicle providers' network operating expenses significantly.
- We provide a turnkey solution for ev charging companies interested in generating advertising revenue at their top EV charging sites.
- According to Statista, the current gas station advertising industry grew to $1.2B in 2020.



$1000 per sign average
(every 4 weeks)

Ad-revenue



EVSE Provider, $300/month
30%

Nickelytics $700/month
70%

Our mission has always been to leverage existing and improving networks. We've already helped countless rideshare drivers earn supplemental income to cover costly expenses.

With our growth into the DOOH EV charging space, we can help speed the adoption of EV charging networks by lowering the operational costs for site owners/hosts as we share a percentage of the ad revenue generated from our screens.

We believe the future of automotive is electric, and we're positioned to help foster the next generation of "smart gas station tv" with our DOOH solutions.



Funding

$1.5M previously raised from top-tier angels and institutional investors









Brian Samelson
Investor



Martin Olyczyk
Investor

Managing Director, Two39 Ventures		Managing Director, Techstars Smart Mobility



Ryan Bowie
Investor

Board Director @ Atlanta Technology Angels



Mike Walsh
Investor

Early Uber investor, MD @ Structure Capital



Jeroen Bertrams
Investor

Investor @ Flood.Ventures and the W3B.vc Fund.

Dan Curran
Investor

Top 10 Forbes Super Angel

Founders

A combined 20 years of adtech leadership at Google, Amazon, Salesforce, Gartner, and Linkedin



Judah Longgrear
Co-Founder, CEO

Sales & Business Development Leadership



Shama Keskar
Co-Founder, CTO

Seasoned Tech Leader worked on Google-Ads team

Summary

Nickelytics, a *Techstars '20*-backed startup, is a platform that makes launching hyper-local Out-Of-Home advertising as simple, scalable, and measurable as posting online ads.

We've solidified our product-market fit, and we're now seeking new funding to continue to scale our business and bring our digital OOH ad platform to rapidly growing EV charging station networks, and accelerate our demand-side growth.

Team

	Judah Longgrear	Cofounder & CEO
	Jasmin Ferraz	Business
	Shama Keskar	Cofounder & CTO
	Nate Lewis	Technology
	Ricky Wang	Technology
	John Joseph Ranara	Operations
	Christopher Joyce	Sales
	Carlo Chica	Operations
	Saurav Bhandari,	Finance
	Geoff Amend	Legal

Perks

$250 Nickelytics Bumper Sticker (U.S. Shipping Only)
$500 Nickelytics Bumper Sticker Nickelytics T-shirt (U.S. Shipping Only)
$1,200 Nickelytics Bumper Sticker Nickelytics Travel Mug Nickelytics T-shirt (U.S. Shipping Only)
$2,200 Nickelytics Bumper Sticker Nickelytics Travel Mug Nickelytics Hoodie (U.S. Shipping Only)
$5,000 Nickelytics Sticker Nickelytics Travel Mug Nickelytics Hoodie Nickelytics T-shirt (U.S. Shipping Only)
$10,000 Nickelytics Sticker Nickelytics Travel Mug Nickelytics Hoodie Nickelytics T-shirt Zoom Meeting with Founding Team (U.S. Shipping Only)

$25,000 Nickelytics Sticker Nickelytics Travel Mug Nickelytis Hoodie 1-1 Zoom meeting with Founder Team Custom Car Wrap Decals for your Brand (U.S. Shipping Only)
$50,000 Nickelytics Sticker Nickelytics Travel Mug 50% off your first campaign on Nickelytics for your brand of choice 1-1 Zoom meeting with Founders of Nickelytics (U.S. Shipping Only)

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?   We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment   here.

 **Republic**

Company Name   Nickelytics

Logo   

Headline   Connecting mobility + technology + hyperlocal out-of-home advertising



Slides



Tags   Crowd SAFE, Companies, $1M+ raised, B2B, Adtech, Coming Soon, Notable Angel backing

Summary

- $628.7K YTD Revenue | 59% YoY Growth
- $343.2K Q2 Revenue | 84% YoY Growth
- $1.5M pre-seed capital raised from top-tier investors including Techstars
- Launch OOH ad campaigns as easily as posting a Facebook ad
- Ads are wrapped on gig economy driver vehicles & autonomous robots
- Track, measure, & optimize campaign performance in real-time
- Featured in Forbes, Entrepreneur inc, Techcrunch, Smart Cities Dive, ETC.

Custom

[Click here for important information regarding Financial Projections](#) which are not guaranteed.

Problem

**Advertisers can
see 600% ROI when using out-of-home advertising***



*Source: (2017) Out of Home Advertising Association of America

But the out-of-home advertising can present challenges for advertisers:



Campaigns are complex to launch



Inventory is fragmented and difficult to find



Measuring ROI is difficult

Solution



WGU
wgu.edu

With Nickelytics, brands can launch hyperlocal out-of-home advertising campaigns

as easily as they would post a Facebook Ad.



Simple setup



Measurable results



Scalable Ad Spend



NICKELYTICS
Good Morning, John
Campaign Overview
+ CREATE NEW CAMPAIGN
VIEW ALL
Lacuna teaser
6,399,420
ESTIMATED TOTAL NUMBER OF IMPRESSIONS
43,230
TYPES OF CONSUMERS LIKELY EXPOSED
$2
CPM
61
NUMBER OF CONVERSIONS
$154,000
REVENUE GENERATED
Foot Traffic
Web Conversions
Direct Responsive



How it works



Define your target audience and set your campaigns location

Professional in-house design support and selection of professional drivers

Track your campaign results in real time

Retarget and Convert. Calculate return on adspend

—

We've unlocked a new asset class
and turned it into a hyper-local and measurable Out Of Home Advertising medium.

Average **~$2.10 CPM** per advertiser campaign.



Product

**Today's model:
Mobile out-of-home vehicles**

—

Gig drivers & fleet operators

We wrap (physical wrap) gig economy driver vehicles that travel at least 42 miles daily through busy city streets.

Our 15,000+ driver database includes drivers from:



Grubhub | Uber | Instacart | Lyft

—

Autonomous delivery robots

We wrap self-driving sidewalk delivery robots that travel at least 10-12 hours per day.

Our robot inventory in LA is rapidly growing.



—

Track, measure, and optimize your campaign performance with real-time attribution and measurement

With Nickelytics, advertisers can track and attribute website visits, store visits, app downloads, and other conversions to gain a better understanding of the performance of their campaigns.



Traction

Nickelytics by the numbers

59% YoY revenue growth



Quarterly Revenue

$ 400,000	
$ 300,000	
$ 200,000	
$ 100,000	
$ -	Q3 2021 Q4 2021 Q1 2022 Q2 2022

Total Revenue - YTD
$628.7K

vs. Last Year
+59%

Total Revenue - Q2
$343.2K

vs. Last Quarter
+20%

vs. Last Year
+212%

Net Burn Rate

- $17.3K

Op. Profit	**+ $173K**
CLV	**$ 125K**
CAC	**$ 7.4K**

Pitch text

Customers

We've run OOH campaigns with some of the top brands and agencies in the industry





After the first car rolled out, we immediately received excellent feedback and recognition of our messaging. Additionally, their accurate tracking metrics allowed us to target audiences and measure impressions, which is a important piece for measuring campaign results.

-James Kelleher. Kelleher Law Firm, Founding Partner





>
>
> From the quality and accessibility of our representative to the on-the-fly management of our campaign, Nickelytics has over-delivered every step of our partnership. The ability to get quality OOH exposure in metro areas where traditional billboards are unavailable, out of sight, or expensive is no small task; and yet, Nickelytics continues to show us that it is both possible and painless.
>
> **Katrina Hill. Echo Delta, Director of Strategy and Media**

Case study: AmTrust

AmTrust—a Fortune 500 company—ran a test campaign with Nickelytics in 2021 in NYC.

They saw more than 7.4 million impressions, with an effective CPM of $2.69—which powered one of their best digital campaigns via retargeting. After seeing the measurable results that Nickelytics provided, they renewed from 5 vehicles to 60 vehicles in 2022 across 4 major metros.



Hunter Hoffmann • 1st
Chief Marketing Officer – CMO
8mo • Edited • 🌐

AmTrust Financial Services, Inc. is taking it to the streets of New York City as part of an integrated marketing campaign in partnership with Nickelytics. In New York, and across the US, AmTrust is your partner for business insurance. #amtrustinsured #smallbusiness #amtrustinspired #nyc #insurance



Business Model

Nickelytics keeps 70% of ad revenue

Revenue Model

$550-$5000 per vehicle/per month

Minimum	Minimum
10 vehicle deployment	**3 month contract**

Ad-revenue

Inventory provider (Driver/Fleet Operator) — **30%**

Nickelytics — **70%**

Brands can purchase online retargeting as an add-on to any OOH campaigns we deploy for an $1,500 per month fee (75% Gross Margin)

Market

Massive opportunity

Total Available Market

– Global Commission on Outdoor Advertising

$40 Billion

Serviceable Addressable Market

– OOH Assets US & Canada w/ Scalable Supply[2]

$28.7 Billion

Serviceable Obtainable Market

– US & Canada Gig-Driver + Digital OOH EV Charging Network Ad Commission[1]

$5 Billion

Competition

First movers in the Digital Out-Of-Home EV landscape

We are first-to-market in helping established Electric Vehicle charging suppliers better subsidize their operations by integrating a proven revenue stream. This enables us to scale rapidly, as our partnership will give us exclusivity for top sought-after locations.

- **Connecting Mobility OOH**
  We specifically target the emerging sector of mobility + public good. We integrate our technology with the latest Out Of Home inventory to capture consumers on the go.
- **Unfair advantage**
  We are the only platform to connect predictive analysis, machine learning, and an integrated programmatic buying platform to streamline the entire OOH buying process.



Vision And Strategy

Planning for expansion with digital signage, mobility & digitalization

TODAY	Digital Signage Systems	Mobility & Digitalization
• Automated self-service Platform	• Launch DOOH solution at EV charging stations in Florida	• Begin partnering with large land-owners to roll out DOOH EV displays at prime locations nationwide
• Automated predictive analysis models	• Launch DOOH solution at EV charging stations in California	• Begin exploring other digital OOH products: digital displays for EV cars, Ecargo Bikes, E-robots, EV Autonomous vehicles.
• Data & analytics measurement platform	• Launch DOOH solution at EV charging stations in NYC.	
• Operations & quality control cashboard		
• Gig economy + hyper local OOH ad platform		

—

Next segment:
Integrating advertising into the electric vehicle charging network



T   he EV charging network is poised to explode from its current **40K** public chargers to **>500K** by 2030.

Our programmatic Digital Out Of Home platform connects electric vehicle charging providers to advertising revenue.

<u>Unit economics:</u>

- By partnering with Nickelytics, we help offset the electric vehicle providers' network operating expenses significantly.

- By partnering with Nickelytics, we help offset the electric vehicle providers' network operating expenses significantly.
- We provide a turnkey solution for ev charging companies interested in generating advertising revenue at their top EV charging sites.
- According to Statista, the current gas station advertising industry grew to $1.2B in 2020.



$1000 per sign average
(every 4 weeks)

Ad-revenue



EVSE Provider,
$300/month
30%
Nickelytics
$700/month
70%

Our mission has always been to leverage existing and improving networks. We've already helped countless rideshare drivers earn supplemental income to cover costly expenses.

With our growth into the DOOH EV charging space, we can help speed the adoption of EV charging networks by lowering the operational costs for site owners/hosts as we share a percentage of the ad revenue generated from our screens.

We believe the future of automotive is electric, and we're positioned to help foster the next generation of "smart gas station tv" with our DOOH solutions.



NICKELYTICS

Funding

$1.5M previously raised from top-tier angels and institutional investors











techstars_

AngelList

Republic

techstars SMART MOBILITY ACCELERATOR
Compagnia di San Paolo Fondazione CRT INTESA SANPAOLO INNOVATION CENTER OGRTech

Brian Samelson
Investor

Martin Olyczyk
Investor

Managing Director, Two39 Ventures

Managing Director, Techstars Smart Mobility



Ryan Bowie
Investor

Board Director @ Atlanta Technology Angels



Mike Walsh
Investor

Early Uber investor, MD @ Structure Capital



Jeroen Bertrams
Investor

Investor @ Flood.Ventures and the W3B.vc Fund.



Dan Curran
Investor

Top 10 Forbes Super Angel

Founders

A combined 20 years of adtech leadership at Google, Amazon, Salesforce, Gartner, and Linkedin



Judah Longgrear
Co-Founder, CEO

Sales & Business Development Leadership



Shama Keskar
Co-Founder, CTO

Seasoned Tech Leader worked on Google-Ads team

Summary

Nickelytics, a *Techstars '20*-backed startup, is a platform that makes launching hyper-local Out-Of-Home advertising as simple, scalable, and measurable as posting online ads.

We've solidified our product-market fit, and we're now seeking new funding to continue to scale our business and bring our digital OOH ad platform to rapidly growing EV charging station networks, and accelerate our demand-side growth.

Team

	Judah Longgrear	Cofounder & CEO
	Jasmin Ferraz	Business
	Shama Keskar	Cofounder & CTO
	Nate Lewis	Technology
	Ricky Wang	Technology
	John Joseph Ranara	Operations
	Christopher Joyce	Sales
	Carlo Chica	Operations
	Saurav Bhandari,	Finance
	Geoff Amend	Legal
	Rob Rosario	Technology and Business

Perks

$250 Nickelytics Bumper Sticker (U.S. Shipping Only)

$500 Nickelytics Bumper Sticker Nickelytics T-shirt (U.S. Shipping Only)

$1,200 Nickelytics Bumper Sticker Nickelytics Travel Mug Nickelytics T-shirt (U.S. Shipping Only)

$2,200 Nickelytics Bumper Sticker Nickelytics Travel Mug Nickelytics Hoodie (U.S. Shipping Only)

$5,000 Nickelytics Sticker Nickelytics Travel Mug Nickelytics Hoodie Nickelytics T-shirt (U.S. Shipping Only)

$10,000 Nickelytics Sticker Nickelytics Travel Mug Nickelytics Hoodie Nickelytics T-shirt Zoom Meeting with Founding Team (U.S. Shipping Only)

$25,000 Nickelytics Sticker Nickelytics Travel Mug Nickelytis Hoodie 1-1 Zoom meeting with Founder Team Custom Car Wrap Decals for your Brand (U.S. Shipping Only)

$50,000 Nickelytics Sticker Nickelytics Travel Mug 50% off your first campaign on Nickelytics for your brand of choice 1-1 Zoom meeting with Founders of Nickelytics (U.S. Shipping Only)

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment   here.